# FANCAMP EXPLORATION LTD.


**7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2**
**Telephone: 604-434-8829 Facsimile: 604-434-8823**


02015239

02 FEB 20 AM 8:05

SUPPL

January 28, 2002

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada Stock Watch and Market News.

Yours very truly,

**FANCAMP EXPLORATION LTD.**

PROCESSED
FEB 25 2002
THOMSON FINANCIAL P

Debra Chapman
Director and Secretary

/dc

Encl.

dw 2/21

# FANCAMP EXPLORATION LTD.

**7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2**
**Telephone: 604-434-8829 Facsimile: 604-434-8823**

## NEWS RELEASE

January 28, 2002

CDNX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company is pleased to announce that recently completed reconnaissance soil sampling over its large property position east of Freewest Resources Canada Inc.'s Clarence Stream gold discoveries in southwestern New Brunswick has outlined a wide scatter of gold-in-soil anomalies. Some are associated with the granite contacts, and topographic lineaments at a distance from the contacts in the country rocks, as on the 39 claim Fancamp/Golden Hope Mines Ltd. Nason Brook property, and similar associations were noted on Fancamp's 100% owned claims. The largest anomaly occurs on Fancamp's 124 claim West Long Lake block and has a strike length of at least 1,500 metres and a width of up to 800 metres. The anomaly area is overburden covered, and detailed soil sampling has begun over this and the other newly defined targets.

**ON BEHALF OF THE BOARD**

"Peter H. Smith", President

For further information, please contact: Peter H. Smith, P.Eng., President, at 514-481-3172